

June 8, 2015

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, NH 03801

>   **Re: Planet Fitness, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted May 22, 2015**
>   **CIK No. 0001637207**

Dear Mr. Rondeau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 1. Please disclose, including in "The recapitalization transactions" beginning on page 48, which transactions relate to the "Merger Agreement" and which transactions relate to the "recapitalization agreement," including the Conversion transaction. We note that your response letter refers to a "Merger Agreement" whereas your registration statement refers to a "recapitalization agreement." Based on prior discussions it appears that these may be separate agreements.

2. We continue to consider your analysis regarding the issues presented in response to our prior comment 1. Please submit the Merger Agreement and Recapitalization Agreement or the forms of these agreements with your next amendment. This will help us with our understanding of whether, at the time of filing the registration statement, the Direct TSG

Investors will be irrevocably bound to purchase the securities they will offer for resale, subject only to conditions outside of their control.

The Offering, page 11

3. We note your disclosure in response to our prior comment 8 that you "expect" decisions regarding the form of consideration for the redemptions will be made by disinterested members of your board of directors. Please clarify upon what your expectations are based. For example, state whether the Exchange Agreement specifies that disinterested board members will make such decisions.

The recapitalization transactions, page 47

Conversion, page 48

4. We have reviewed your disclosure made in response to our prior comment 10. Please reconcile in a narrative discussion the relationship between Planet Fitness Holdings, L.P., Planet Fitness Holdings, LLC, and the Company, Planet Fitness, Inc. Further, please expand to describe how these three entities will be merged and treated for accounting purposes in the Conversion. In addition, as Planet Fitness, Inc. was formed on March 16, 2015, disclose the formation dates of the other two entities and describe the nature of their business activities and whether they had any material assets, liabilities and results of operations, other than being a holding company owning indirect interests in Pla-Fit Holdings, LLC. You may choose to present this information, in more descriptive detail, in the last paragraph of the introductory section of the unaudited pro forma financial information on page 57.

Offering transactions, page 49

5. We have reviewed your disclosures made in response to our prior comment 11, and as a reference, the first paragraph of your response to our prior comment 1. Please expand the disclosure under Reclassification on page 48 to describe the initial allocation or distribution of the single new class of units, the Holding Units, to be received among the current equity holders of Pla-Fit Holdings, LLC in the Reclassification. In this regard clarify if the new single class of Holding Units will be allocated among the Continuing LLC Owners (i.e., TSG and certain directors and employees) and Direct TSG Investors, the current holders of Class M, Class T, and Class O limited liability company units. We note disclosure under Conversion that the Direct TSG Investors hold indirect interests in Pla-Fit Holdings, LLC. Expand to clarify how and when the Company will receive these Holding Units that are allocable to the Direct TSG Investors, apart from a portion of the Holding Units the Company will acquire from the Continuing LLC Owners with the net proceeds of the offering. If true, disclose that the Company will acquire all of the Holding Units that were to be allocated to the Direct TSG Investors in the

Reclassification, and in turn, the Direct TSG Investors will receive an equal number of Class A common shares of the Company in the Conversion on a one-for-one basis.

Management's Discussion and Analysis, page 71

Overview, page 71

6. Please revise your disclosure in "Composition of revenues" to clarify the nature of the membership billing transaction processing from which you receive vendor commissions. For example, please describe that you have retained a third-party processor who collects dues for all stores via monthly credit card charges or bank account deductions, withholds their processing fee, your royalty and processing commission, and remits the balance to the respective operator and that this third-party processor's compensation and your processing commissions are derived from transaction-based fees that vary with the number of transactions processed.

Results of Operations, page 83

7. We have reviewed your response to our prior comment 22. We note that for Commissions, you disclose in MD&A – Results of Operations an aggregate revenue amount of Commissions and fees that are included in franchise segment revenue. Please further expand MD&A to specifically disclose the amount of revenue recognized from royalty revenue during each period. Your current disclosure reflects the incremental royalty revenue increase in new stores and same store sales. Also, please separately disclose the amount of revenue recognized from commissions, franchise fees and equipment placement. Please expand the disclosure on page 72 under Franchise revenue to describe how each of these revenue sources pertain to services rendered, and that none are tangible product sales.

8. In addition, please revise your statements of operations to separately list under revenue a line item for Commissions income that is currently included within the line item Franchise revenue that represents the commissions and rebates from franchisees' use of preferred vendor arrangements.

December 31, 2014 Audited Financial Statements

Note 2. Summary of significant accounting principles, page F-14

(e) Revenue recognition, page F-16

9. We have reviewed your response to our prior comment 24. Please expand the disclosure under Equipment on page F-18 to disclose that management determined the Company to be the principal because the Company is the primary obligor in these transactions, the Company has latitude in establishing prices for the equipment sales to franchisees, the

Company has supplier selection discretion and is involved in determination of product specifications, and the Company bears all credit risk associated with obligations to the equipment manufacturers.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: David A. Fine
        Ropes & Gray LLP